EXHIBIT 77H

FOR RIVERSOURCE U.S. GOVERNMENT MORTGAGE FUND:

During the six-month period ended Nov. 30, 2008, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds, RiverSource Retirement Plus funds and RiverSource Investments, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.